

March 31, 2011

Mr. Patrick J. Ward
Chief Financial Officer
Cummins Inc.
500 Jackson Street
Box 3005
Columbus, IN 47202-3005

>   **Re: Cummins Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2010**
>   **Filed February 24, 2011**
>   **File No. 001-04949**

Dear Mr. Ward:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 55

1.   We note the disclosure on page 56. Please tell us your consideration of providing enhanced liquidity disclosures to discuss the amount of investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries to illustrate that some investments are not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Financial Statements

Note 1. Summary of Significant Accounting Policies, page 80

Revenue Recognition, page 81

2.   With respect to your revenue recognition policy discussed on page 81, please tell us how you considered whether the company's price to the buyer is fixed and determinable in your policy. Refer to SAB Topic 13.A.1. Also, tell us how you considered the disclosure requirements of SAB Topic 13B.

3.   You disclose that customer acceptance must occur prior to recognizing revenues. Please tell us the nature of your customer acceptance terms and how you determine when customer acceptance has occurred.

Inventories, page 85

4.   With respect to your inventory accounting policy on page 85, please tell us why you state inventories at the lower of cost or *net realizable value*. Discuss how you considered ASC 330-10-35 and the definition of market.

Property, Plant and Equipment, page 85

5.   Please tell us why the company's depreciation expense decreased almost 8% from the prior year. We noted no change in your depreciation policies and an increase in the cost of property, plant and equipment from the prior year.

Warranty, page 87

6.   You disclose that the company records a liability for product recall programs
        when the company commits to a recall action, which generally occurs when it is
        announced. Please tell us in more detail about how you determine the appropriate
        time to record this liability and refer to the accounting literature upon which you
        relied. Refer to ASC 460-10-25-5 and 450-20-25-2.

Note 6. Income Taxes, page 97

7.   We note your disclosures in the last paragraph on page 98. Please tell us how you
        considered the disclosure requirements of ASC 740-30-50-2(a) and (b).
        Specifically, please explain the impact on your tax liability if you repatriated
        foreign earnings and also provide the cumulative amount of foreign subsidiary
        earnings for which U.S. income taxes has not been provided.

8.   Please tell us how you considered ASC 740-30-25-17 in determining to release
        deferred U.S. tax liabilities of $3 million in 2010 and $19 million in 2009 on
        foreign earnings now considered to be permanently reinvested. Discuss why you
        believe earnings of the UK group and certain Singapore, German and Indian
        subsidiaries are permanently reinvested if you may periodically repatriate a
        portion of the earnings.

Note 10. Product Warranty Liability, page 105

9.   Please tell us why your provision for warranties issued in 2010 decreased as a
        percentage of net sales from 2009, especially given the factors noted in your
        explanation of the need for an increase in the rate of warranty reserves in 2009 as
        discussed on page 106.

10.   Please tell us how you considered the disclosure requirements of ASC 460-10-50-
        8(b) with respect to your extended warranties.

Note 13. Commitments and Contingencies, page 120

11.   We note the disclosure in the first paragraph of this note. Please tell us how you
        considered the disclosure requirements of ASC 450-20-50.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at 202-551-3628 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3676.

Sincerely,

Brian Cascio
Accounting Branch Chief